December 17, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	JNL Series Trust (File No. 811-08894) – Registration Statement on Form N-14
Dear Sir or Madam:
On behalf of JNL Series Trust (the “Trust”), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the “Registration Statement”).  The Registration Statement includes a Notice of Special Meeting of Shareholders of the JNL/Goldman Sachs Competitive Advantage Fund, JNL/Goldman Sachs Intrinsic Value Fund, JNL/Goldman Sachs Dividend Income & Growth Fund, and the JNL/Goldman Sachs Total Yield Fund, each a series of the Trust (the “Acquired Funds”), a Combined Proxy Statement and Prospectus, a Statement of Additional Information, and Forms of Proxy and Voting Instruction Cards relating to the special meeting of shareholders of the Acquired Funds (the “Meeting”).  The Meeting is being held to request approval of the reorganization of the Acquired Funds into the JNL/Vanguard U.S. Stock Market Index Fund, also a series of the Trust.
Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on January 19, 2021.
This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.
If you have any questions or comments regarding the foregoing, please contact me at (517) 574-2089.
Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Assistant Secretary

Enclosure